Sibanye Stillwater Limited
Incorporated in the Republic of
South Africa Registration number
2014/243852/06
Share codes: SSW (JSE) and
SBSW (NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 •
Ground Floor Cnr 14th Avenue &
Hendrik Potgieter Road Weltevreden
Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater refinances and upsizes its rand Revolving Credit Facility to R6 billion and concludes an R1.8 billion gold prepay arrangement

Johannesburg, 21 August 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that it has refinanced and upsized its rand Revolving Credit Facility (rand RCF), from R5.5 billion to R6 billion with the refinanced facility maturing in August 2027 and concluded an R1.8 billion gold prepayment arrangement strengthening and enhancing balance sheet flexibility.

Neal Froneman, CEO of Sibanye-Stillwater, stated: "The gold prepayment is a proactive, strategic financing alternative, that improves the Group's liquidity and strengthens the balance sheet while retaining leverage to potential increases in the gold price. We are also pleased to have refinanced and upsized the rand RCF, which is a strong signal of confidence and support from our South African lenders. These financing agreements significantly mitigate Group financial risk and provide additional financial flexibility and optionality. We have also made good progress on other initiatives designed to strengthen our balance sheet without resorting to equity and we look forward to providing the market with more detailed information in due course."

More information: Refinancing and upsizing of the rand RCF

Sibanye-Stillwater has refinanced and upsized its rand RCF, which was due to mature on 11 November 2024, from R5.5 billion to R6 billion, with the refinanced facility maturing in August 2027.

The key terms of the refinanced facility agreement through a syndicate of banks led by Nedbank Corporate and Investment Banking division (Nedbank) and FirstRand Bank Limited (acting through its Rand Merchant Bank division, RMB), are:

- A principal amount of R6 billion, including an option for Sibanye-Stillwater to increase the rand RCF by a further R1 billion later during the term, through the inclusion of additional lenders
- The facility maturity is three years, including an option to extend the facility tenor through two further one-year extensions, at the request of Sibanye-Stillwater
- The interest margin is based on a sliding scale between Jibar* plus 2.20% and 2.80% dependent on leverage
- The borrowers and guarantors are the same as those under the existing RCF, being Sibanye-Stillwater Ltd, Sibanye Gold (Pty) Ltd, Sibanye Rustenburg Platinum Mines (Pty) Ltd, Kroondal Operations (Pty) Ltd, Western Platinum (Pty) Ltd and Eastern Platinum (Pty) Ltd. The facility is additionally guaranteed by Stillwater Mining Company, Keliber Oy and Keliber Technology Oy

**Jibar: The Johannesburg Interbank Average Rate (JIBAR) is a money market term reference rate used in South Africa. JIBAR is constructed using quoted rates for Negotiable Certificates of Deposits (NCDs) by JIBAR contributing banks. It was introduced in 1999 and has since been used in the calculations of interest and other payments under many loans, derivatives, bonds and financial transactions. The calculations are published daily across a range of maturities by the SARB based on submissions from a panel of banks*

More information: gold prepayment arrangement

Sibanye-Stillwater, through its wholly owned subsidiary, Sibanye Gold Proprietary Limited (the SA gold operations), has concluded a prepayment arrangement for an amount of R1.8 billion in exchange for delivery of *1,497 kilograms* of gold in equal monthly tranches from October 2024 to November 2026. The gold delivered will be subject to a floor

price of R1,350,000 per kilogram and a cap price of R1,736,000 per kilogram.

The funding will be applied toward partially repaying the Group's rand revolving credit facility.

Notice in terms of Section 45(5) of the Companies Act

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act, 71 of 2008 (the Companies Act), and pursuant to the special resolution passed at the annual general meeting of the Company held on 28 May 2024, the board of directors of the Company (the Board) has adopted a resolution to guarantee the rand RCF, which guarantee constitutes the giving of direct and/or indirect financial assistance to related and inter-related companies and corporations of the Company in terms of the provisions of Section 45 of the Companies Act (the Financial Assistance). Shareholders are notified for purposes of section 45(5)(a) of the Companies Act that the Financial Assistance exceeds one-tenth of 1% of the Company's net worth.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45, as read with Section 4 of the Companies Act, the Board is satisfied that:

- Immediately after providing the Financial Assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act
- All relevant conditions and restrictions relating to the granting of Financial Assistance by the Company contained in the Company's memorandum of incorporation are satisfied
- The terms and conditions on which the Financial Assistance is to be given are fair and reasonable to the Company

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited's ("Sibanye-Stillwater") senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different

from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.